UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of July 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

L3, 40 Johnstone Street, Wellington 6011, New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 27th, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Wellington, New Zealand – 27th July 2006 Austral Pacific Energy Ltd. (TSX-V and NZSX: APX; AMEX: AEN)

PRESS RELEASE

Cheal Oil Field Development Gets Green Light

Austral Pacific Energy Ltd. announced today that the development of the Cheal oil field onshore Taranaki, New Zealand will commence immediately. Production commenced earlier this week at rates up to 300 barrels per day from initial, temporary  facilities that  allow continuous oil production from one well. First oil from the field’s permanent production facilities is expected to be available in the 1st quarter of 2007 with an initial production rate of ca 1000 barrels per day. Full production of ca 1900 barrels per day from the field is expected from early in the second quarter of 2007. The Cheal facilities will be capable of producing up to 2000 barrels of oil a day from the shallow Urenui and Mt Messenger formations. As previously disclosed an independent reserves estimate by an internationally recognized independent engineering firm has estimated total gross proved, probable and possible remaining reserves as of 31st December 2005 of 4.4 million barrels oil for Cheal. Austral Pacific holds a 36.5% working interest in the permit and is the operator.

The decision to proceed follows approvals given by the joint venture participants and the granting by the Ministry of Economic Development of a petroleum mining permit for the Cheal and Cardiff discoveries. The permit, referred to as Petroleum Mining Permit (PMP) 38156, provides for production from the Cheal oil field and the Cardiff gas/condensate field for an initial term of 10 years with a right to extend the term of the permit following the delineation of further reserves. The mining permit covers an area of 30 square kilometres located south of Stratford.

Work will start immediately on the construction of processing facilities at the Cheal-A location. The existing wells will be worked over before being brought back into production and additional production wells will be drilled from the Cheal-A and Cheal-B wellsites. Long lead items required for the production facilities and wells have already been ordered, the detailed design of the production facilities has commenced and rigs have been contracted to undertake the well workover and drilling programmes. Total expenditure on the development of the field is expected to be of the order of NZ$25 million. Austral Pacific’s share of NZ$9.1 million will be funded from cash reserves.

Commenting on the announcement Austral Pacific’s Chief Executive Officer Rick Webber said, “The decision to proceed represents a significant milestone for both the joint venture participants in general and for Austral Pacific in particular. For Austral

Pacific, the Cheal oil field development is the first step in establishing and growing a low cost, sustainable, oil and gas production profile. In so doing we are taking another step along the path toward creating wealth for our shareholders, our prime strategic goal. The participants have had to overcome a number of technical and commercial hurdles in getting to this point and it is very satisfying that we have now cleared the way toward full field development and thereafter to renewed oil production.”

Mr Webber added that test production from a single well using interim production facilities had resumed earlier this week. Such extended production testing would enable the joint venture participants to undertake further monitoring of reservoir performance until such time as the field’s permanent production facilities had been installed and commissioned. It was expected that one well would remain in production throughout the six month period required for the construction of the permanent production facilities.

The Cheal oil field was discovered in 1995 with the intersection of an oil pool in the Cheal-1 well. In 2004 the drilling of the Cheal-A3X well confirmed more substantive oil reserves in the Mt Messenger Formation. To date over 90,000 barrels of oil has been produced from Cheal as part of a long term testing programme. Negotiations are continuing for the sale of the oil produced at Cheal.

Austral Pacific is the operator of the Cheal oil field on behalf of the joint venture participants. The participants in the Cheal Joint Venture are Austral Pacific, TAG Oil (NZ) Limited and Arrowhead Energy Limited.

Cardiff Tenure Secured

The award of the mining permit also secures tenure for the Cardiff joint venture participants over the Cardiff gas/condensate discovery. Mr Webber said that although gas had been produced at commercial rates from the upper McKee reservoir, the ultimate prize at Cardiff lay in the deeper K3E reservoir in which Austral Pacific holds a 25.1% share. “We believe we have a substantive gas resource in the K3E and that the reservoir will produce at commercial rates. We believe Cardiff is capable of producing a significant amount of gas for the New Zealand market at a time when demand is at an all time high.”

Mr Webber added that a rig had been contracted to undertake the workover and re-completion of the Cardiff-2A well in the 4th quarter of this year and that further appraisal testing of the K3E interval would follow immediately thereafter. The joint venture anticipates that by the end of the year it will be in a position to begin finalising plans for the optimum concept for field development. Newly acquired 3D seismic will help identify the potential for “sweet spots” in the reservoir for future production wells.

The Cardiff gas discovery was made in 1992 with the drilling of the Cardiff-1 well. A second well, Cardiff-2A, drilled in 2004, tested gas at the McKee and deeper Kapuni intervals.

Austral Pacific is the operator of the Cardiff gas/condensate field on behalf of the joint venture participants. The participants in the Cardiff Joint Venture are Austral Pacific, TAG Oil (NZ) Limited, International Resource Management Corporation and Genesis Energy Limited. Genesis Energy has first right of refusal on all Cardiff gas.

Change of Address

The Company advises that it has recently moved to new premises:

Street Address: Level 3, 40 Johnston Street, Wellington, New Zealand

Postal Address: PO Box 5337, Lambton Quay, Wellington 6145, New Zealand

Phone +64 4 495 0888; Fax +64 4 495 0889

Ends

Web site: www.austral-pacific.com

Email: ir@austral-pacific.com

Contact: Rick Webber, CEO, +64 (4) 495-0888

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.